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SEC FILE NUMBER
8-53012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:
Mutual Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO. 106813

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3505 Veteran's Memorial Highway
(No. and Street)

Ronkonkoma (City) New York (State) 11779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sebastian Passarello (631) 467-2211
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Paul M. Orzech, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mutual Capital Corporation, (the "Company") for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/24/04

Signature Date

Director

Title

Notary Public

Notary Public, State of New York

05

MUTUAL CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL, INC.)
(SEC I.D. No. 8-53012)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act as a Public Document.

MUTUAL CAPITAL CORPORATION
(A Wholly-Owned Subsidiary Of Mutual, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Mutual Capital Corporation
Ronkonkoma, New York

We have audited the following financial statements of Mutual Capital Corporation (a wholly owned subsidiary of Mutual, Inc.) (the "Company"), as of December 31, 2003 and for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Mutual Capital Corporation at December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Mutual Capital Corporation as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2004

MUTUAL CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Mutual, Inc.)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 125,000
COMMISSIONS AND FEES RECEIVABLE:	
Receivable for retirement fund deposits	122,046
Receivable for 12b-1 fees	172,291
OTHER ASSETS	4,449
TOTAL	$ 423,786

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable to Mutual Inc.	$ 284,915
Other accounts payable and accrued expenses	19,422
Total liabilities	304,337
SHAREHOLDER'S EQUITY	
Common stock ($1 par value—100 shares authorized, issued and outstanding)	100
Paid-in capital	132,650
Accumulated deficit	(13,301)
Total shareholder's equity	119,449
TOTAL	$ 423,786

See notes to financial statements.

MUTUAL CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Mutual, Inc.)

STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions and fees	$ 5,828,805
Sub-brokerage expense	(1,909,587)
Total revenues—net	3,919,218
EXPENSES:	
Commissions and fees	3,858,478
Salaries and benefits	17,000
Professional fees	26,796
General and administrative	16,944
Total expenses	3,919,218
INCOME BEFORE INCOME TAXES	
PROVISION FOR INCOME TAXES	-
NET INCOME	$ -

See notes to financial statements.

MUTUAL CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Mutual, Inc.)

STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in receivable for retirement fund deposits	110
Increase in receivable for 12b-1 fees	(21,516)
Decrease in accounts payable to Mutual, Inc.	(12,542)
Increase in other accounts payable and accrued expenses	8,772
Net cash used in operating activities	(25,176)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(25,176)
CASH AND CASH EQUIVALENTS—Beginning of year	150,176
CASH AND CASH EQUIVALENTS—End of year	$ 125,000

See notes to financial statements.

MUTUAL CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Mutual, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2003

BALANCE—January 1, 2003	$ 119,449
Net income	-
BALANCE—December 31, 2003	$ 119,449

See notes to financial statements.

MUTUAL CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Mutual, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Description—Mutual Capital Corporation (the "Company") is a wholly owned subsidiary of Mutual, Inc. ("Mutual") and is a registered broker-dealer. The Company was organized on August 10, 2000 and commenced operations as a broker-dealer in June 2001. ARG Holdings, Inc. ("ARG") is the ultimate parent. The Company's activities are limited to the collection of 12b-1 fees and other commissions due from mutual fund, stock, and variable annuity transactions directed to other broker-dealers, net of fees paid to sub-brokers, and the payment of such fees and commissions exclusively to Mutual, net of certain operating expenses incurred by the Company.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc.

Revenue Recognition—Commissions and fees for retirement fund deposits with investment managers are recognized at the time of sale. Commissions based on assets managed by investment fund managers ("12b-1 fees") are recognized when earned. Sub-brokerage expenses, which are paid directly to third parties by investment fund managers, are recognized as incurred. Commission and fee expense, due to Mutual, is recognized as incurred.

Financial Instruments—The carrying amount for cash and cash equivalents, receivables, and accounts payable approximates fair value.

Statement of Cash Flows—The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company has an agreement with Mutual which provides that the Company is reimbursed (charged) to the extent its expenses, both directly incurred by the Company and those allocated by the Parent, are greater (less) than revenues. For the year ended December 31, 2003, revenues exceeded expenses, resulting in contractual reimbursement expense to the Parent of $3,858,478 which is recorded as commissions and fees expense in the statement of operations.

For the year ended December 31, 2003, the Parent allocated to the Company $17,000 for salaries and benefits and $2,774 for general and administrative expenses.

3. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by ARG. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from ARG or Mutual. The Company is included in the state and local tax returns filed by Mutual. The current and deferred portions of the income tax expense (benefit) are determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* At December 31, 2003, the Company had income tax receivable of $4,449 from Mutual.

4. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $115,000, which was $94,711 in excess of its required net capital of $20,289. The Company's net capital ratio was 2.65 to 1 at December 31, 2003.

* * * * * *

MUTUAL CAPITAL CORPORATION

(A Wholly-Owned Subsidiary of Mutual, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL—	
Shareholder's equity	$ 119,449
NONALLOWABLE ASSETS—	
Other assets	4,449
Net capital	$ 115,000
AGGREGATE INDEBTEDNESS	$ 304,337
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT—	
Minimum net capital required ($5,000 or 6-2/3% of aggregate indebtedness, whichever is greater)	$ 20,289
CAPITAL IN EXCESS OF MINIMUM REQUIRED	$ 94,711
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.65 to 1

There are no material differences between the computation of net capital as presented herein and as reported by the Company in Part II of the unaudited FOCUS Report filed on January 21, 2004.

MUTUAL CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Mutual, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption as appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2004

Mutual Capital Corporation
3505 Veteran's Memorial Highway
Ronkonkoma, New York 11779

In planning and performing our audit of the financial statements of Mutual Capital Corporation (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP